T. Rowe Price Institutional Income Funds, Inc.

T. Rowe Price Institutional Core Plus Fund

Effective June 1, 2005, the fund's board of directors authorized the fund to hold non-U.S. currencies directly without holding any non-U.S. bonds or other securities. Therefore, the prospectus has been revised as follows:

1) On page 2 of the prospectus, the following sentence has been added as the last sentence to the first paragraph:

The fund may hold non-U.S. currencies without holding any non-U.S. bonds or other securities.

2) On page 31, the following paragraph and operating policy has been added under the Managing Foreign Currency Risk; subheading:

The fund may also invest in non-U.S. currencies directly, through currency forwards, futures or options, without holding any non-U.S. bonds or other securities.

Operating policy The fund's investments in non-U.S. currencies when the fund does not own non-U.S. bonds or securities will not exceed 10% of net assets.